UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 25, 2023

BANC OF CALIFORNIA, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-35522	001-35522
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 MacArthur Place, Santa Ana, California	92707
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (855) 361-2262

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	BANC	New York Stock Exchange

Item 1.01. Entry into a Material Definitive Agreement

Merger Agreement

On July 25, 2023, Banc of California, Inc., a Maryland corporation (“Banc of California”), PacWest Bancorp, a Delaware corporation (“PacWest”), and Cal Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Banc of California (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). On the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into PacWest, with PacWest continuing as the surviving entity (the “Merger”), and immediately following the Merger, PacWest will merge with and into Banc of California (the “Second-Step Merger”), with Banc of California continuing as the surviving corporation (the “Surviving Corporation”).  Promptly following the Second-Step Merger, Pacific Western Bank, a California-chartered non-member bank (“Pacific Western Bank”) and, as of immediately prior to the Second-Step Merger, a wholly-owned subsidiary of PacWest, will become a member bank of the Federal Reserve System (the “FRS Membership”) and a wholly-owned subsidiary of Banc of California. Promptly following the effectiveness of the FRS Membership, Banc of California, N.A., a national banking association and a wholly-owned subsidiary of Banc of California (the “Bank”), will merge with and into Pacific Western Bank (the “Bank Merger” and together with the Merger and the Second-Step Merger, the “Mergers”), with Pacific Western Bank continuing as the surviving bank (the “Surviving Bank”). Following the Bank Merger, the Surviving Bank will operate under the “Banc of California” name and brand.

The Merger Agreement was unanimously approved by the Boards of Directors of each of Banc of California and PacWest. Subject to the receipt of requisite regulatory and stockholder approvals and satisfaction or waiver of other closing conditions, certain of which are described below, the parties anticipate that the Mergers and the accompanying Investment (as defined below) will close in late 2023 or early 2024.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of PacWest issued and outstanding immediately prior to the Effective Time (“PacWest Common Stock”), subject to certain exceptions, will be converted into the right to receive 0.6569 of a share (the “Exchange Ratio”) of common stock, par value $0.01 per share, of Banc of California (“Banc of California Common Stock” and such consideration, the “Merger Consideration”). Holders of PacWest Common Stock will also be entitled to receive cash in lieu of fractional shares of Banc of California Common Stock.  In addition, at the effective time of the Second-Step Merger (the “Second Effective Time”), each share of 7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of PacWest (the “PacWest Preferred Stock”) will be converted into the right to receive one share of a newly created series of preferred stock of Banc of California having such powers, preferences and rights, and such qualifications, limitations and restrictions, taken as a whole, that are not materially less favorable to the holders of PacWest Preferred Stock (the “New BANC Preferred Stock”).

Certain Governance Matters

The Merger Agreement provides that the Board of Directors of the Surviving Corporation will have twelve directors, and of such directors (a) eight will be members of the board of directors of Banc of California (the “Banc of California Board”) as of immediately prior to the Effective Time, (b) three will be members of the board of directors of PacWest (the “PacWest Board”) as of immediately prior to the Effective Time (the “PacWest Directors”), who will be subject to certain eligibility requirements, and (c) one will be an individual designated by the Warburg Investors (as defined below).  In addition, subject to the receipt of any necessary consent or non-objection of any governmental entity, the Lead Director of the PacWest Board as of immediately prior to the Effective Time will become the Chairman of the Board of Directors of the Surviving Corporation.  Under the Merger Agreement, if a PacWest Director continues to meet certain eligibility requirements, then Banc of California agrees to nominate such PacWest Director for reelection to the Board of Directors of the Surviving Corporation at its first two annual stockholders meetings taking place immediately following the closing of the Merger (the “Merger Closing”).

The Merger Agreement also provides that, as of the Effective Time, (a) the board of directors of the Surviving Bank (the “Surviving Bank Board”) will have the same directors as the Board of Directors of the Surviving Corporation and (b) subject to the receipt of any necessary consent or non-objection of any governmental entity, the Chairman of the Surviving Bank Board will be the same individual who serves as the Chairman of the Bank immediately prior to the Effective Time.

The Merger Agreement further provides that, as of the Effective Time, (a) the Chief Executive Officer of Banc of California will be the Chief Executive Officer of the Surviving Corporation, (b) the headquarters of the Surviving Corporation and the Surviving Bank will be located in Los Angeles, California, (c) the name of Surviving Corporation will remain “Banc of California, Inc.” and (d) the name of Surviving Bank will become “Banc of California”.

Treatment of Banc of California Equity Awards

The Merger Agreement provides that, at the Effective Time, each restricted stock unit award and each stock option granted under the Banc of California 2018 Omnibus Stock Incentive Plan and the Banc of California 2013 Omnibus Stock Incentive Plan (the “Banc of California Stock Plans”) that is outstanding immediately prior to the Effective Time shall be deemed replaced under the applicable Banc of California Stock Plan and shall remain outstanding subject to the same terms and conditions applicable to such awards immediately prior to the Effective Time, including with respect to vesting conditions; provided, that any restricted stock unit award granted under a Banc of California Stock Plan to a non-employee member of the Banc of California Board will vest and will be settled within five business days after the Merger Closing. The Merger Agreement further provides that, at the Effective Time, each outstanding performance-based restricted stock unit award will vest and be settled within five business days after the Merger Closing, with performance deemed achieved at the target level of performance (except for awards with stock-price targets that will have performance determined in accordance with the applicable award agreement or will be replaced, as determined by the Compensation, Nominating and Corporate Governance Committee of the Banc of California Board prior to filing the registration statement on Form S-4).

Treatment of PacWest Equity Awards

The Merger Agreement provides that, at the Effective Time, each restricted stock award granted under the Amended and Restated PacWest 2017 Stock Incentive Plan (the “PacWest Stock Plan”) will convert into the right to receive the Merger Consideration, subject to the same terms and conditions applicable to such awards immediately prior to the Effective Time, including with respect to vesting conditions; provided that such awards granted to non-employee members of the PacWest Board will vest at the Effective Time. The Merger Agreement further provides that each outstanding performance-based restricted share unit award granted under the PacWest Stock Plan (a “PacWest PSU Award”) will, at the Effective Time, convert into a time-based restricted stock unit award of Banc of California (a “BANC RSU Award”), subject to the same terms and conditions applicable to such awards immediately prior to the Effective Time, including with respect to vesting conditions (excluding performance-based vesting conditions). The number of shares of Banc of California Common Stock subject to each BANC RSU Award will equal the product of (i) the number of shares subject to the PacWest PSU Award immediately prior to the Effective Time (based on actual performance measured through the latest practicable date prior to the Effective Time), multiplied by (ii) the Exchange Ratio.

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains certain customary representations and warranties from each of Banc of California and PacWest. In addition, each of PacWest and Banc of California has agreed to certain customary pre-closing covenants, including covenants to operate its business in the ordinary course in all material respects and to refrain from taking certain actions without the other party’s consent.  Each party has agreed to additional covenants, including, among others, covenants relating to (a) in the case of Banc of California, its obligation to call a meeting of its stockholders to approve the issuance of shares of the Banc of California Common Stock pursuant to the Merger Agreement and the Investment Agreements (as defined below) (the “Share Issuance”), and, subject to certain exceptions, the obligation of the Banc of California Board to recommend that its stockholders approve the Share Issuance, (b) in the case of PacWest, its obligation to call a meeting of its stockholders to adopt the Merger Agreement, and, subject to certain exceptions, the obligation of the PacWest Board to recommend that its stockholders adopt the Merger Agreement, and (c) mutual non-solicitation obligations related to alternative acquisition proposals.  In addition, each party has agreed to reasonably cooperate with the other party to identify certain pools of assets to be disposed of, contingent upon the Merger Closing, and to take certain other actions in connection with those asset dispositions (the “Balance Sheet Repositioning”).

The completion of the Merger is subject to the satisfaction or waiver of certain closing conditions, including (a) adoption of the Merger Agreement by the requisite vote of the PacWest stockholders and the approval of the Share Issuance by the requisite vote of the Banc of California stockholders, (b) authorization for listing on the New York Stock Exchange of the shares of Banc of California Common Stock to be issued in the Share Issuance and New BANC Preferred Stock, subject to official notice of issuance, (c) the receipt of the requisite regulatory approvals from the Board of Governors of the Federal Reserve System and the California Department of Financial Protection and Innovation, (d) no governmental entity having imposed, and no requisite regulatory approval containing, a Materially Burdensome Regulatory Condition (as defined in the Merger Agreement), (e) effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (“SEC”) by Banc of California in connection with the transactions contemplated by the Merger Agreement, (f) the absence of any order, injunction, decree or other legal restraint preventing the completion of the transactions contemplated by the Merger Agreement or any law making the completion thereof illegal and (g) the Investment Closing (as defined below) occurring substantially concurrently with the Merger Closing. Each party’s obligation to complete the Merger is also subject to certain additional conditions, including (i) subject to certain materiality thresholds, the accuracy of the representations and warranties of PacWest, in the case of Banc of California and Merger Sub, and Banc of California and Merger Sub, in the case of PacWest, including the absence of a Material Adverse Effect (as defined in the Merger Agreement), (ii) performance in all material respects by PacWest, in the case of Banc of California and Merger Sub, and Banc of California and Merger Sub, in the case of PacWest, of its respective obligations under the Merger Agreement, and (iii) receipt by such party of an opinion from its counsel to the effect that the Merger and Second-Step Merger, taken together will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Banc of California and PacWest. The Merger Agreement also provides that a termination fee of $39.5 million will be payable by PacWest or Banc of California, as applicable, upon termination of the Merger Agreement under certain circumstances. Additionally, following the termination of the Merger Agreement, either party may be required to reimburse the other for some or all of such party’s costs associated with the Balance Sheet Repositioning.

Voting Agreements

Concurrently with its entry into the Merger Agreement, Banc of California entered into voting agreements with each member of the PacWest Board (the “Voting Agreements”). The Voting Agreements require, among other things, that each of the directors party thereto (in such directors’ capacity as stockholders only) (a) vote all of the shares of PacWest Common Stock owned by them: (i) in favor of the adoption of the Merger Agreement and (ii) against alternative transactions or other proposals that could prevent or materially delay the Merger, (b) grant a corresponding proxy with respect to their shares under certain circumstances and (c) not, directly or indirectly, assign, sell, transfer or otherwise dispose of their shares of PacWest Common Stock, subject to certain exceptions. The members of the Banc of California Board entered into voting agreements with PacWest (in such directors’ capacity as stockholders only), which included similar covenants to the Voting Agreements.

Investment Agreements

Concurrently with its entry into the Merger Agreement, Banc of California entered into separate investment agreements, each dated as of July 25, 2023, with affiliates of funds managed by Warburg Pincus LLC (the “Warburg Investors” and such agreement, the “Warburg Investment Agreement”) and certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (the “Centerbridge Investors” and, together with the Warburg Investors, the “Investors”, and such agreement, the “Centerbridge Investment Agreement” and, together with the Warburg Investment Agreement, the “Investment Agreements”). Pursuant to the Investment Agreements, on the terms and subject to the conditions set forth therein, substantially concurrently with the Merger Closing, (a) the Investors will invest an aggregate of $400 million in exchange for the sale and issuance, at a purchase price of $12.30 per share, of approximately (i) 21.8 million shares of Banc of California Common Stock and (ii) 10.8 million shares of a new class of Banc of California non-voting, common-equivalent stock (“BANC Non-Voting CE Stock”), and (b) Banc of California will issue to (i) the Warburg Investors warrants to purchase approximately 15.9 million shares of BANC Non-Voting CE Stock and (ii) the Centerbridge Investors warrants to purchase approximately 3.0 million shares of Banc of California Common Stock, with such warrants having an exercise price of $15.375 (a 25% premium to the price paid on Banc of California Common Stock and BANC Non-Voting CE Stock) per share (the “Warrants” and, together with clause (a), the “Investments”). The Warrants carry a term of seven years but are subject to mandatory exercise when the market price of Banc of California Common Stock reaches or exceeds $24.60 (a 100% premium to the price paid by the Warburg Investors and the Centerbridge Investors for the Banc of California Common Stock and BANC Non-Voting CE Stock) for twenty or more trading days during any thirty-consecutive trading day period. The Warrants may be settled on a “net share” basis by applying shares otherwise issuable under the Warrants in satisfaction of the exercise price.

Transfer Restrictions

Subject to certain exceptions, the Investors are prohibited from transferring any securities acquired pursuant to the Investment Agreements for 90 days following the consummation of the Investments (the “Investment Closing” and such 90-day period, the “Lock-Up Period”). Following the Lock-Up Period, until the 180-day anniversary of the Investment Closing, subject to certain exceptions, the Warburg Investors are prohibited from transferring 25% of the securities acquired pursuant to the Warburg Investment Agreement.  The Warburg Investors are subject to certain additional transfer restrictions following the expiration of such 180-day period.

Indemnification

Pursuant to the Investment Agreements, Banc of California and each Investor agrees to indemnify the other and their affiliates from and against all losses (subject to certain exceptions) directly resulting from (a) any inaccuracy in or breach of any representation or warranty of such party set forth in the applicable Investment Agreement or (b) such party’s breach of any of its agreements or covenants in the applicable Investment Agreement, in each case, subject to certain limitations.

Additional Warburg Investors Rights and Covenants

Pursuant to the Warburg Investment Agreement, after the Investment Closing, the Warburg Investors will be entitled to nominate one representative to be appointed to the Banc of California Board, subject to certain eligibility requirements, so long as the Warburg Investors and their affiliates beneficially own the lesser of (a) 5% of the-outstanding shares of Banc of California Common Stock (on an as-converted basis) and (b) 50% of the Banc of California Common Stock (on an as-converted basis) that the Warburg Investors beneficially own immediately following the Investment Closing (such time, the “Director Rights Period”).

During the Director Rights Period, the Warburg Investors and their affiliates will be subject to standstill obligations with respect to Banc of California.

Certain Other Terms and Conditions of the Investment Agreements

The Investment Agreements contain customary representations, warranties and agreements of each party. The Investment Closing is conditioned on, among other things, (a) the substantially concurrent closing of the Merger, (b) the funding (in the aggregate) of $400 million to Banc of California pursuant to the Investment Agreements, (c) Banc of California filing Articles Supplementary with the Maryland State Department of Assessment and Taxation in respect of the BANC Non-Voting CE Stock (the “Articles Supplementary”), (d) the applicable Investor receiving oral confirmation from the Board of Governors of the Federal Reserve System or Federal Reserve Bank of San Francisco that its Investment will not result in such Investor being deemed to have “control” of Banc of California for purposes of the BHC Act or CIBC Act (each as defined in the Investment Agreements) and (e) other closing conditions.

Articles Supplementary

In connection with the Investment Closing, Banc of California will file Articles Supplementary with the Maryland State Department of Assessment and Taxation to create, out of Banc of California’s authorized but unissued preferred stock, the BANC Non-Voting CE Stock.  Subject to any applicable transfer restrictions in the Warburg Investment Agreement, each share of BANC Non-Voting CE Stock will automatically convert into one share of Banc of California Common Stock, subject to certain adjustments, when transferred (a) to Banc of California, (b) in a widespread public distribution, (c) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of the outstanding securities of any class of voting securities of Banc of California or (d) to a purchaser that would control more than fifty percent (50%) of every class of voting securities of Banc of California without any transfer from such holder of the BANC Non-Voting CE Stock.

Each share of BANC Non-Voting CE Stock will be entitled to receive, when, as and if declared by the Banc of California Board, all cash dividends or distributions made in respect of the shares of Banc of California Common Stock, at the same time and on the same terms as holders of Banc of California Common Stock, subject to certain adjustments.

Subject to certain customary exceptions, the BANC Non-Voting CE Stock will not have any voting rights and will rank pari passu with Banc of California Common Stock. Banc of California will not have redemption rights with respect to the BANC Non-Voting CE Stock.

Warrants

Pursuant to the Investment Agreements, Banc of California has agreed to issue Warrants to (a) the Warburg Investors to purchase approximately 15.9 million shares of BANC Non-Voting CE Stock and (b) the Centerbridge Investors to purchase approximately 3.0 million shares of Banc of California Common Stock, each at an exercise price of $15.375 per share, subject to customary anti-dilution adjustments provided under the Warrants.  Prior to the seven year anniversary of the Investment Closing, the Warrants (i) may be exercised by the holder or (ii) shall automatically be exercised if the market price of Banc of California Common Stock reaches or exceeds $24.60 for twenty or more trading days during any thirty-consecutive trading day period.

Registration Rights Agreement

The Investment Agreements contemplate that, at the Investment Closing, Banc of California will enter into a Registration Rights Agreement with each Investor (the “Registration Rights Agreement”), pursuant to which Banc of California will provide customary registration rights to the Investors and their affiliates and certain permitted transferees with respect to the shares of Banc of California Common Stock purchased under the Investment Agreements, and shares of Banc of California Common Stock issued upon the conversion of shares of the BANC Non-Voting CE Stock purchased under the Investment Agreements or issued upon the exercise of the Warrants. Under the Registration Rights Agreement, the Investors will, following the Lock-Up Period, be entitled to S-3 shelf registration rights (or S-1 demand registration rights, if applicable), rights to request a certain number of underwritten shelf takedowns, as well as piggyback registration rights, in each case, subject to certain limitations as set forth in the Registration Rights Agreement.

Exhibits

The foregoing description of the Merger Agreement, the Voting Agreements, Warburg Investment Agreement and Centerbridge Investment Agreement (collectively, the “Transaction Agreements”) and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the full text of such agreements, copies of which are attached to this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, and are incorporated herein by reference. The Transaction Agreements have been included to provide investors with information regarding their respective terms. The Transaction Agreements are not intended to provide any other factual information about Banc of California or its affiliates. The representations, warranties, covenants and agreements contained in the Transaction Agreements, and the other documents related thereto, were made only for purposes of such agreements as of the specific dates therein, were solely for the benefit of the parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to such Transaction Agreements, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Transaction Agreements and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of applicable Transaction Agreement, which subsequent information may or may not be fully reflected in Banc of California’s public disclosures.  The Transaction Agreements should not be read alone, but should instead be read in conjunction with the other information regarding Banc of California, PacWest, the Investors and each of their respective affiliates or their respective businesses, the summaries of the Transaction Agreements and the transactions contemplated thereby that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Banc of California and PacWest and a prospectus of Banc of California, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Banc of California and PacWest makes with SEC.

Item 3.02. Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.  The issuances of the shares pursuant to the Investment Agreements of Banc of California Common Stock,  BANC Non-Voting CE Stock, the Warrants and shares issued pursuant to exercise of the Warrants are intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of the exemption provided by Section 4(a)(2) of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of July 25, 2023, by and among Banc of California, Inc., Cal Merger Sub, Inc. and PacWest Bancorp*

10.1	Form of Voting Agreement

10.2	Investment Agreement, dated July 25 2023, by and between Banc of California, Inc. and affiliates of funds managed by Warburg Pincus LLC*

10.3	Investment Agreement, dated July 25, 2023, by and between Banc of California, Inc. and certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

Cautionary Note Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Banc of California and PacWest and the proposed investment by the Investors in equity securities of Banc of California pursuant to the Investment Agreements. Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Banc of California and PacWest and the proposed investment by the Investors, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Banc of California’s and PacWest’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of Banc of California and PacWest. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite approval of the Banc of California stockholders and PacWest stockholders within the time period provided in the Merger Agreement (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the Investment Agreements; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Banc of California’s and PacWest’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of Banc of California and PacWest; (vii) potential difficulties in retaining Banc of California and PacWest customers and employees as a result of the proposed transaction; (viii) Banc of California’s and PacWest’s estimates of its financial performance; (ix) changes in general economic conditions; (x) changes in the interest rate environment, including the recent increases in the Board of Governors of the Federal Reserve System benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect Banc of California’s and PacWest’s revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; (xi) the impacts of continuing inflation; (xii) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of Banc of California’s and PacWest’s underwriting practices and the risk of fraud; (xiii) fluctuations in the demand for loans; (xiv) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund Banc of California’s and PacWest’s activities particularly in a rising or high interest rate environment; (xv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xvi) results of examinations by regulatory authorities of Banc of California or PacWest and the possibility that any such regulatory authority may, among other things, limit Banc of California’s or PacWest’s business activities, restrict Banc of California’s or PacWest’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase Banc of California’s or PacWest’s allowance for credit losses, result in write-downs of asset values, restrict Banc of California’s or PacWest’s ability or that of Banc of California’s or PacWest’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvii) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xviii) changes in the markets in which Banc of California and PacWest compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xix) changes in consumer spending, borrowing and saving habits; (xx) slowdowns in securities trading or shifting demand for security trading products; (xxi) the impact of natural disasters or health epidemics; (xxii) legislative or regulatory changes; (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against Banc of California, PacWest or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of Banc of California’s or PacWest’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xxxi) unexpected costs, charges or expenses resulting from the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Banc of California’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by Banc of California or PacWest from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Banc of California nor PacWest presently knows or that Banc of California or PacWest currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Banc of California’s and PacWest’s expectations, plans or forecasts of future events and views as of the date of this document. Banc of California and PacWest anticipate that subsequent events and developments will cause Banc of California’s and PacWest’s assessments to change. While Banc of California and PacWest may elect to update these forward-looking statements at some point in the future, Banc of California and PacWest specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Banc of California’s and PacWest’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Neither Banc of California nor PacWest gives any assurance that either Banc of California or PacWest, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Banc of California, PacWest or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This document relates to the proposed transaction between Banc of California and PacWest and the proposed investment in Banc of California by the Investors. Banc of California intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of Banc of California’s common stock and PacWest’s common stock in connection with Banc of California’s and PacWest’s solicitation of proxies for the vote by Banc of California’s stockholders and PacWest’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, Banc of California and PacWest will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the Banc of California stockholder meeting and at the PacWest stockholder meeting, as applicable. Banc of California or PacWest may also file other documents with the SEC regarding the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Banc of California or PacWest through the website maintained by the SEC at www.sec.gov.

The documents filed by Banc of California or PacWest with the SEC also may be obtained free of charge at Banc of California’s or PacWest’s website at https://investors.bancofcal.com, under the heading “Financials and Filings” or www.pacwestbancorp.com, under the heading “SEC Filings”, respectively, or upon written request to Banc of California, Attention: Investor Relations, 3 MacArthur Place, Santa Ana, CA 92707 or PacWest, Attention: Investor Relations, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212, respectively.

Participants in Solicitation

Banc of California and PacWest and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Banc of California’s stockholders or PacWest’s stockholders in connection with the proposed transaction under the rules of the SEC. Banc of California’s stockholders, PacWest’s stockholders and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of Banc of California and PacWest in Banc of California’s registration statement on Form S-4 that will be filed, as well other documents filed by Banc of California or PacWest from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Banc of California’s or PacWest’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Banc of California or PacWest will also be available free of charge from Banc of California or PacWest using the contact information above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BANC OF CALIFORNIA, INC.
Date: July 28, 2023
/s/ Ido Dotan
Ido Dotan
Executive Vice President, General Counsel and Corporate Secretary